Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
November 8, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On November 2, 2010, TheStreet.com broadcast a clip of an interview with Sal Gilbertie, President of Teucrium Trading, LLC, as a video on TheStreet.com TV, TheStreet.com's video network.  A transcript of the clip, titled “Tracking Corn Through Mutual Funds,” is set forth below.

TheStreet.com is a commercial financial news website.  TheStreet.com is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to TheStreet.com in connection with the podcast below or any other matter published or broadcast by TheStreet.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

***

Transcript of TheStreet.com TV interview with Sal Gilbertie.

TheStreet.com:  “Tell us a little bit about the fund and what the investing theme is there.”

Mr. Gilbertie:  “Sure, the intent of the fund is to allow those who have stock accounts rather than futures accounts, the ability to have an opinion on the price of corn and to act on that opinion.  It’s the first ETP; it’s actually structured as an ETF; it’s not an exchange-traded note.  It’s the first ETP that’s a pure corn exposure; it’s a single commodity corn ETF.”

TheStreet.com:  “Commodities have been getting a lot of attention, obviously with gold, grain, wheat, cotton – all these commodities are going up.  What has been the trend with corn that you have seen?”

Mr. Gilbertie:  “Since we’ve launched, corn has gone virtually straight up.  The USDA has come out with very bullish crop reports.  It’s actually up 50% today since we launched by happenstance.  If corn goes up, the fund goes up.  If corn goes down, the fund goes down.”

TheStreet.com:  “All right, that’s true.  So if you’re a retail investor, the advantage here, if you’re sitting at home, is to get in on this rising commodity now without the trouble of being in a futures contract.”

Mr. Gilbertie:  “Clearly, you don’t have to open a futures account; you can trade through any stock account you have that trades on the New York Stock Exchange.  So a very simple ticker --  CORN.  People can buy it and sell it just as they do an ordinary stock.”